Exhibit 99.1

KANZHUN LIMITED Announces First Quarter 2022 Financial Results

BEIJING, June 24, 2022 (GLOBE NEWSWIRE) – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

●	Revenues for the first quarter of 2022 were RMB1,137.9 million (US$179.5 million), an increase of 44.3% from RMB788.5 million for the same quarter of 2021.
●	Calculated cash billings[1] for the first quarter of 2022 were RMB1,291.5 million (US$203.7 million), an increase of 9.2% from RMB1,182.4 million for the same quarter of 2021.
●	Average monthly active users[2] for the first quarter of 2022 were 25.2 million, compared to 24.9 million for the same quarter of 2021.
●	Total paid enterprise customers[3] in the twelve months ended March 31, 2022 increased by 41.4% to 4.1 million from 2.9 million in the twelve months ended March 31, 2021.
●

Net loss for the first quarter of 2022 was RMB12.2 million (US$1.9 million), compared to RMB176.2 million for the same quarter of 2021. Adjusted net income[4] for the first quarter of 2022 was RMB121.1 million (US$19.1 million), compared to an adjusted net loss of RMB127.5 million for the same quarter of 2021.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, commented, “We are pleased to report another quarter of solid performance despite headwinds and challenges. Our effective and resilient business model, combined with our strong value propositions and industrial competence, were further proven with sustainable revenue growth momentum and sturdy profit capability. While facing the negative impact of the pandemic’s resurgence in China, we believe that our quality services and technologies continue make us well positioned to serve the needs of our users and uphold our social responsibility in overcoming difficulties during these challenging times.”

Mr. Phil Yu Zhang, Chief Financial Officer, further commented, “Our strong financial performance in the quarter once again demonstrates our sustainable competitive advantages. Our total revenues in the quarter increased by 44.3% year over year. We recorded net loss of RMB12.2 million and adjusted net income of RMB121.1 million in the quarter, compared with an adjusted net loss of RMB127.5 million in the same period last year. We believe that the continued strides we are making in our operating efficiency and profit-generating capabilities will lay a solid foundation for a quality growth in the long run.”

[1]

Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures.”

[2]	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile applications in a given month at least once.
[3]	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
[4]

Adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures.”

First Quarter 2022 Financial Results

Revenues

Revenues were RMB1,137.9 million (US$179.5 million) for the first quarter of 2022, an increase of 44.3% from RMB788.5 million for the same period in 2021. The increase was primarily due to the growth in revenues from online recruitment services to enterprise customers.

●

Revenues from online recruitment services to enterprise customers were RMB1,127.3 million (US$177.8 million) for the first quarter of 2022, representing an increase of 44.1% from RMB782.2 million for the same period in 2021. The increase was mainly due to the rapid growth in our paid enterprise customer numbers following the expansion of our user base.

●

Revenues from other services, which mainly comprise of paid value-added services offered to job seekers, were RMB10.6 million (US$1.7 million) for the first quarter of 2022, representing an increase of 65.6% from RMB6.4 million for the same period in 2021, benefiting from our continued overall growth in user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,146.1 million (US$180.8 million) for the first quarter of 2022, representing an increase of 18.0% from RMB970.9 million for the same period of 2021. Total share-based compensation expenses were RMB133.2 million (US$21.0 million) for the first quarter of 2022, compared with RMB48.7 million for the same period of 2021.

●

Cost of revenues was RMB177.3 million (US$28.0 million) for the first quarter of 2022, representing an increase of 65.9% from RMB106.9 million for the same period of 2021, primarily driven by increased headcount, especially in security and operation personnel, as well as increases in server and bandwidth cost as a result of expanded user base.

●

Sales and marketing expenses were RMB522.4 million (US$82.4 million) for the first quarter of 2022, representing a decrease of 15.5% from RMB618.5 million for the same period of 2021, primarily due to decreased marketing and advertising expenses, partially offset by increased sales and marketing employee-related expenses.

●

Research and development expenses were RMB290.7 million (US$45.9 million) for the first quarter of 2022, representing an increase of 77.5% from RMB163.8 million for the same period of 2021, primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

●

General and administrative expenses were RMB155.7 million (US$24.6 million) for the first quarter of 2022, representing an increase of 90.6% from RMB81.7 million for the same period of 2021, primarily due to increased headcount in general and administrative personnel and increased share-based compensation expenses.

Loss from operations

Loss from operations was RMB3.3 million (US$0.5 million) for the first quarter of 2022, compared to RMB180.0 million for the same period of 2021.

Net loss and adjusted net income/loss

Net loss was RMB12.2 million (US$1.9 million) for the first quarter of 2022, compared to RMB176.2 million for the same period of 2021.

Adjusted net income was RMB121.1 million (US$19.1 million) for the first quarter of 2022, compared to an adjusted net loss of RMB127.5 million for the same quarter of 2021.

Net loss per ADS and adjusted net income/loss per ADS

Basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB0.03 (US$0.00) for the first quarter of 2022, compared to RMB3.94 in the same period of 2021.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 were RMB0.28 (US$0.04) and RMB0.26 (US$0.04), respectively, for the first quarter of 2022, compared to adjusted basic and diluted net loss per ADS of RMB3.23 for the same period of 2021.

Net cash generated from operating activities

Net cash generated from operating activities was RMB294.0 million (US$46.4 million) in the first quarter of 2022, representing an increase of 77.9% from RMB165.3 million in the same period of 2021.

Cash position

Balance of cash and cash equivalents and short-term investments was RMB12,425.2 million (US$1,960.0 million) as of March 31, 2022.

Share Repurchase Program

In March 2022, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares over the following 12 months. The share repurchases may be made in the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Outlook

For the second quarter of 2022, the Company currently expects its total revenues to be between RMB1.09 billion and RMB1.10 billion, representing a year-on-year decrease of 6.7% to 5.8%. This forecast considers the impact of the resurgence of COVID-19 in certain cities and their corresponding control measures which adversely affected recruitment needs, as well as reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00 AM U.S. Eastern Time on Friday, June 24, 2022 (8:00 PM Beijing/Hong Kong Time on June 24, 2022) to discuss the financial results. Details for the conference call are as follows:

Event Title:	KANZHUN LIMITED First Quarter 2022 Earnings Conference Call
Conference ID:	9966786
Registration Link:	http://apac.directeventreg.com/registration/event/9966786

Upon registration, participants will receive an email containing conference call dial-in details, a passcode, and a unique registrant ID. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call and will be available until July 1, 2022, via the following details:

International:	+61-2-8199-0299
China (Mandarin) Toll Free:	800-870-0206
China Toll Free:	400-632-2162
United States Toll Free:	+1-855-452-5696
Hong Kong Toll Free:	800-963-117
Singapore Toll Free:	800-616-2305
Conference ID:	9966786

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, the noon buying rate on March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as calculated cash billings, adjusted net income/loss, adjusted net income/loss attributable to ordinary shareholders, adjusted basic and diluted net income/loss per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provide valuable insights into the cash that will be generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income/loss and adjusted net income/loss attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP measures. The Company believes that these non-GAAP measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses that are included in net income/loss and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of non-GAAP financial measures should not be considered in isolation from, or as a substitute for most directly comparable financial measures prepared in accordance with GAAP. The non-GAAP measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, and may not be comparable to other similarly titled measures used by other companies. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED (Nasdaq: BZ) operates the leading online recruitment platform BOSS Zhipin in China. Established eight years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPRHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	782,156	1,127,318	177,830
Others	6,379	10,562	1,666
Total revenues	788,535	1,137,880	179,496
Operating cost and expenses
Cost of revenues(1)	(106,856)	(177,348)	(27,976)
Sales and marketing expenses(1)	(618,537)	(522,374)	(82,402)
Research and development expenses(1)	(163,767)	(290,739)	(45,863)
General and administrative expenses(1)	(81,712)	(155,687)	(24,559)
Total operating cost and expenses	(970,872)	(1,146,148)	(180,800)
Other operating income, net	2,318	5,009	790
Loss from operations	(180,019)	(3,259)	(514)
Investment income	2,811	9,274	1,463
Financial income, net	1,961	3,677	580
Foreign exchange gain/(loss)	464	(442)	(70)
Other expenses, net	(1,396)	(8,854)	(1,397)
(Loss)/Income before income tax expense	(176,179)	396	62
Income tax expense	-	(12,568)	(1,983)
Net loss	(176,179)	(12,172)	(1,921)
Accretion on convertible redeemable preferred shares to redemption value	(92,263)	-	-
Net loss attributable to ordinary shareholders	(268,442)	(12,172)	(1,921)
Net loss	(176,179)	(12,172)	(1,921)
Other comprehensive gain/(loss)
Foreign currency translation adjustments	25,968	(44,243)	(6,979)
Total comprehensive loss	(150,211)	(56,415)	(8,900)
Weighted average number of ordinary shares
—Basic and diluted	136,255,542	869,631,088	869,631,088
Net loss per ordinary share attributable to ordinary shareholders
—Basic and diluted	(1.97)	(0.01)	(0.00)
Net loss per ADS* attributable to ordinary shareholders
—Basic and diluted	(3.94)	(0.03)	(0.00)

* Each ADS represents two Class A ordinary shares.

(1) Includes share-based compensation expenses as follows:

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
Cost of revenues	3,485	7,719	1,218
Sales and marketing expenses	1,946	29,330	4,627
Research and development expenses	16,572	57,415	9,057
General and administrative expenses	26,655	38,762	6,115
	48,658	133,226	21,017

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	11,341,758	11,356,683	1,791,473
Short-term investments	884,996	1,068,523	168,555
Accounts receivable	1,002	1,523	240
Amounts due from related parties	6,615	8,997	1,419
Prepayments and other current assets	724,583	583,012	91,968
Total current assets	12,958,954	13,018,738	2,053,655
Non-current assets
Property, equipment and software, net	369,126	423,500	66,805
Intangible assets, net	458	436	69
Right-of-use assets, net	309,085	288,144	45,454
Other non-current assets	4,000	4,000	631
Total non-current assets	682,669	716,080	112,959
Total assets	13,641,623	13,734,818	2,166,614
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	52,963	105,141	16,586
Deferred revenue	1,958,570	2,112,210	333,193
Other payables and accrued liabilities	645,138	457,233	72,127
Operating lease liabilities, current	127,531	128,891	20,332
Total current liabilities	2,784,202	2,803,475	442,238
Non-current liabilities
Operating lease liabilities, non-current	183,365	163,036	25,718
Total non-current liabilities	183,365	163,036	25,718
Total liabilities	2,967,567	2,966,511	467,956
Shareholders’ equity
Ordinary shares	554	556	88
Treasury shares (21,097,870 and 18,604,116 shares as of December 31, 2021 and March 31, 2022, respectively)	-	-	-
Additional paid-in capital	14,624,386	14,775,050	2,330,707
Accumulated other comprehensive loss	(257,765)	(302,008)	(47,642)
Accumulated deficit	(3,693,119)	(3,705,291)	(584,495)
Total shareholders’ equity	10,674,056	10,768,307	1,698,658
Total liabilities and shareholders’ equity	13,641,623	13,734,818	2,166,614

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
Net cash generated from operating activities	165,335	294,011	46,379
Net cash used in investing activities	(76,498)	(243,519)	(38,414)
Net cash (used in)/generated from financing activities	(12,192)	9,104	1,436
Effect of exchange rate changes on cash and cash equivalents	26,432	(44,671)	(7,046)
Net increase in cash and cash equivalents	103,077	14,925	2,355
Cash and cash equivalents at beginning of the period	3,998,203	11,341,758	1,789,118
Cash and cash equivalents at end of the period	4,101,280	11,356,683	1,791,473

KANZHUN LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
Revenues	788,535	1,137,880	179,496
Add: Change in deferred revenue	393,823	153,640	24,236
Calculated cash billings	1,182,358	1,291,520	203,732

Net loss	(176,179)	(12,172)	(1,921)
Add: Share-based compensation expenses	48,658	133,226	21,017
Adjusted net (loss)/income	(127,521)	121,054	19,096

Net loss attributable to ordinary shareholders	(268,442)	(12,172)	(1,921)
Add: Share-based compensation expenses	48,658	133,226	21,017
Adjusted net (loss)/income attributable to ordinary shareholders	(219,784)	121,054	19,096

Weighted average number of ordinary shares (Non-GAAP)
—Basic	136,255,542	869,631,088	869,631,088
—Diluted	136,255,542	922,626,236	922,626,236

Adjusted net (loss)/income per ordinary share attributable to ordinary shareholders
—Basic	(1.61)	0.14	0.02
—Diluted	(1.61)	0.13	0.02

Adjusted net (loss)/income per ADS attributable to ordinary shareholders
—Basic	(3.23)	0.28	0.04
—Diluted	(3.23)	0.26	0.04